UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Resignation of Director and Appointment of Director

On September 15, 2022, the Board of Directors of TROOPS, Inc. (the "Company") approved the appointment of Ms. Yong Li HUANG (“Ms. Huang”) as the director of the Company, effective on September 15, 2022 to replace Mr. Lai Man CHEUNG who notified his resignation from the Board, effective on September 12, 2022. Mr. Cheung indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Ms. Huang has over 12 years’ experience in the financial industry. She worked in Agricultural Bank of China from 2009 to 2015 and she was responsible for corporate credit analysis.  From 2015 to 2019, she served as Branch Operation Director in Jupai Holdings Limited (NYSE: JP) which is a well-known wealth and asset management company in China. In 2019, Ms. Huang was employed by Dongguan Meiyin Technology Co., Ltd and in control of the development of a new financial system. Ms. Huang obtained a Bachelor's degree in Administration from Nanjing University in 2009.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: September 16, 2022	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer